EXHIBIT 99.1

Evaxion expands R&D pipeline with new vaccine program targeting Group A Streptococcus

  Initial computational analysis demonstrated that Evaxion’s AI-Immunology™ platform can identify novel vaccine targets to combat Group A Streptococcus (GAS)
  New vaccine program is added to Evaxion’s pipeline under the name EVX-B4
  Urgent need for preventive measures against GAS underscores the significant medical and commercial potential of EVX-B4
  Addition of a novel infectious disease candidate to the pipeline is in line with Evaxion’s partnership strategy

COPENHAGEN, Denmark, June 25, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, initiates work to develop a new preventive vaccine against Group A Streptococcus (GAS), a bacteria causing hundreds of millions of infections globally each year. Infection carries the risk of several complications including life threatening conditions like rheumatic heart disease and necrotizing fasciitis (“flesh eating bacteria”) and less severe yet serious diseases like strep throat and scarlet fever.

The new vaccine program, named EVX-B4, has been added to Evaxion’s research & development (R&D) pipeline of cancer and infectious disease vaccine candidates. Initial computational analysis demonstrated that AI-Immunology™ can identify novel vaccine targets to combat GAS, which could pave the way for a new approach to fight the bacteria. Deploying AI-Immunology™ allows for fast and effective target discovery, design and validation, accelerating preclinical development of EVX-B4. This work will create a comprehensive preclinical data package to facilitate partnership discussions.

“We are excited to add EVX-B4 to our R&D pipeline following an extensive evaluation of numerous bacterial pathogens causing severe medical complications, and for which no preventive vaccine exists. With guidance from a panel of world-renowned experts, we prioritized GAS as a key target where our AI-Immunology™ platform could provide substantial benefit. The urgent need for options to prevent GAS infections is huge, underscoring the significant medical and commercial potential of EVX-B4 as well as multiple partnering options,” says Birgitte Rønø, CSO of Evaxion.

Adding EVX-B4 to the pipeline achieves another of Evaxion’s milestones for 2025. Evaxion’s R&D pipeline now comprises five specified vaccine candidates for infectious diseases and three for cancer. The build-up of the pipeline supports Evaxion’s partnership strategy as we increase the number of assets for out-licensing.

About GAS
Group A Streptococcus (GAS) can cause a wide range of conditions ranging from life-threatening to mild depending on the severity of infection. Invasive GAS infections can cause diseases like sepsis, toxic shock, rheumatic heart disease and necrotizing fasciitis (“flesh eating bacteria”), all of which can be fatal if not treated immediately.

The U.S. rates of invasive GAS disease began increasing in 2014. The increase was largest among adults aged 18 through 64 years, but the rate also increased among older adults. Annually, 20,000 to 27,000 cases and 1,800 to 2,400 deaths are estimated in the US.

Worldwide, rheumatic heart disease remains a significant cause of cardiovascular disease and death. The World Health Organization estimates 470,000 new cases of acute rheumatic fever and 282,000 new cases of rheumatic heart disease each year. In 2015, there was an estimated 33.4 million cases of rheumatic heart disease. In addition, over 300,000 people die each year from rheumatic heart disease or its complications.

The number of non-invasive GAS infections, which can cause diseases like strep throat (pharyngitis), scarlet fever and impetigo, are estimated to be much higher. The World Health Organization estimates that each year over 100 million children worldwide have impetigo and over 600 million have pharyngitis due to GAS. (Source: The US Centers for Disease Control and Prevention).

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
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